EXHIBIT 21.0

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State or Other Jurisdiction of Incorporation	Percentage Ownership
First Federal Savings Bank	United States	100%
FedFirst Exchange Corporation (1)	Commonwealth of Pennsylvania	100%
Exchange Underwriters, Inc. (2)	Commonwealth of Pennsylvania	80%

(1)	Wholly owned subsidiary of First Federal Savings Bank.
(2)	80%-owned subsidiary of FedFirst Exchange Corporation